

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Stephen J. Barnard
President and Chief Executive Officer
Mission Produce, Inc.
2500 E. Vineyard Avenue
Suite 300
Oxnard, CA 93036

> **Re: Mission Produce, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 22, 2020**
> **File No. 333-248596**

Dear Mr. Barnard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed September 22, 2020

The Offering, page 11

1. We note the share figures that you disclose in this section regarding the common stock offered by you and your selling stockholders, as well as the shares that will be outstanding after this offering. Please revise this section to indicate the percentage of shares that will be held by insiders and your affiliates, and the percentage of shares that will be held by public investors. Please also revise to include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering. In addition, please revise to indicate whether you will be considered a controlled company following the offering or if it is likely that you may become a controlled company in the

near future. If so, please revise your filing to disclose the legal implications and risks of being a controlled company.

Part II - Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

2.   We note your disclosure that you reincorporated in Delaware on September 21, 2020. We further note that you include several "form of" exhibits in your exhibit index, including a Form of Certificate of Incorporation and Form of Bylaws. Please refer to Item 601 of Regulation S-K and advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

You may contact Lisa Vanjoske at (202) 551-3614 or Kristin Lochhead at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences